                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        T/SF COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.10 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  872857107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             HOWARD G. BARNETT, JR.
                              2407 E. SKELLY DRIVE
                             TULSA, OKLAHOMA 74105
                                 (918) 747-2600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               - with copies to -

                                ROBERT A. CURRY
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             2400 FIRST PLACE TOWER
                                15 E. 5TH STREET
                             TULSA, OKLAHOMA  74103
                                 (918) 586-5711

                                AUGUST 12, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                                 SCHEDULE 13D
-----------------------                                   ----------------------
  CUSIP NO. 872857107                                            Page 2
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      HOWARD G. BARNETT, JR.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               292,319
               -----------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              418,649
               -----------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     279,857

               -----------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                418,649
               -----------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      710,968

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.7%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                             Page 3
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ROBERT E. CRAINE,JR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               94,654
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9
                         89,834
               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      94,853
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 4
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      J. GARY MOURTON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               96,978
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9      91,527

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      97,184

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 5
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      STUART P. HONEYBONE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      UNITED KINGDOM
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               31,346
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     31,346

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      31,569

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 6
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BILLIE T. BARNETT

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               26,602
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     26,602

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,602

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 7
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      HOWARD G. BARNETT, SR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               -0-
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              52,510
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     -0-

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                52,510
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,510

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                             Page 8
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      FLORENCE LLOYD JONES BARNETT

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               192,100
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              466,139
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     192,100

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                466,139
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      658,239

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                             Page 9
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      JENKIN LLOYD JONES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               9,475
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              22,634
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9
                         9,475
               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                22,634
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,109

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 10
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      JENKIN LLOYD JONES JR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               -0-
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              131,963
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     -0-

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                131,963
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      131,994

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 11
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      DAVID LLOYD JONES

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               61,209
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     61,209

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      61,209

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                             Page 12
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ROBERT J. SWAB

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                       [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               71,246
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9
                         71,246
               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      71,246

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                   --------------------
  CUSIP NO. 872857107                                            Page 13
-----------------------                                   --------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MARTIN A. VAUGHAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES OF AMERICA
------------------------------------------------------------------------------

                         SOLE VOTING POWER
   NUMBER OF       7

    SHARES               53,024
               ---------------------------------------------------------------

 BENEFICIALLY            SHARED VOTING POWER

                   8
   OWNED BY              -0-
               ---------------------------------------------------------------

     EACH                SOLE DISPOSITIVE POWER

   REPORTING       9     53,024

               ---------------------------------------------------------------

                         SHARED DISPOSITIVE POWER
    PERSON        10

     WITH                -0-
               ---------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      53,024

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      1.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP No. 872857107
                                                                         Page 14
                        AMENDMENT NO.1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends the initial statement on
Schedule 13D (the "Initial Schedule 13D") relating to the common stock, par value $.10 per share ("Common Stock"), of T/SF Communications Corporation, a Delaware corporation ("T/SF"), as filed by the Reporting Persons (as hereinafter defined) with the Securities and Exchange Commission on July 11, 1997.


                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     Item 2 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

     This Schedule 13D is filed by the following persons (each, a "Reporting Person"):

                         Howard G. Barnett, Jr.,
                         Robert E. Craine, Jr.,
                         J. Gary Mourton,
                         Stuart P. Honeybone,
                         Billie T. Barnett,
                         Howard G. Barnett, Sr.,
                         Florence Lloyd Jones Barnett,
                         Jenkin Lloyd Jones,
                         Jenkin Lloyd Jones Jr.,
                         David Lloyd Jones,
                         Robert J. Swab, and
                         Martin A. Vaughan.

     Exhibit A to the Initial Schedule 13D, which is incorporated herein by this reference, sets forth, to the extent applicable, the name, citizenship, residence or business address, and present principal occupation or employment of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     The Initial Schedule 13D was filed because the Reporting Persons may have been deemed to have been members of a "group" consisting of themselves and/or the Fir Tree Stockholders (as defined in Item 4 of the Initial Schedule 13D) because the Reporting Persons and/or their affiliates and the Fir Tree Stockholders were parties to the Stockholders Agreement (as defined in Item 4 of the Initial Schedule 13D). The Stockholders Agreement terminated according to its terms effective August 12, 1997, when the Preferred Stock Purchase Agreement (as defined in Item 4 of the Initial Schedule 13D) was terminated by the parties thereto in anticipation of T/SF's entry into the VS&A Stock Purchase Agreement (as defined in Item 4 below).

     In connection with the VS&A Stock Purchase Agreement, each Reporting Person (individually and/or on behalf of an affiliate or affiliates) other than Stuart
P. Honeybone, Robert J. Swab and Martin A. Vaughan (Messrs. Honeybone, Swab and Vaughan being hereinafter referred to as the "Former Reporting Persons" and the Reporting Persons, other than the Former Reporting Persons, being

                                 SCHEDULE 13D

CUSIP No. 872857107                                                     Page 15

hereinafter referred to as the "VS&A Reporting Persons") has entered into a separate VS&A Stockholder Agreement (as defined in Item 4 below) and, therefore, may be deemed to be a member of a "group" with the other VS&A Reporting Persons. Each VS&A Reporting Person, however, hereby disclaims the existence of any "group" with respect to the securities of T/SF as permitted by the instructions of this Schedule 13D.

     To the best knowledge of each Reporting Person, during the last five years, no Reporting Person, or any other person identified on Exhibit A to the Initial
Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This Schedule 13D amends all previous filings, if any, respecting the Common Stock by each Reporting Person under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                         ITEM 4. PURPOSE OF TRANSACTION
                         ------------------------------

     Item 4 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

     As discussed under Item 2 above, the Stockholders Agreement described in
Item 4 of the Initial Schedule 13D terminated according to its terms effective August 12, 1997, when the Preferred Stock Purchase Agreement described in such
Item 4 was terminated by the parties thereto in anticipation of T/SF's entry into the VS&A Stock Purchase Agreement.

     On August 15, 1997, T/SF entered into a Stock Purchase Agreement (the "VS&A Stock Purchase Agreement") with VS&A Communications Partners II, L.P. ("VS&A") and VS&A-T/SF, Inc. (the "VS&A Subsidiary") which provides for the following to occur subject to certain terms and conditions: (i) the recapitalization of T/SF by means of a tender offer by T/SF (the "VS&A Tender Offer") to purchase all issued and outstanding shares of Common Stock at a price of $40.25 in cash net per share (the "VS&A Offer Price"), (ii) the purchase by the VS&A Subsidiary of not less than 869,565 newly issued shares of Common Stock at the VS&A Offer Price, and (iii) the subsequent merger of the VS&A Subsidiary into T/SF (the "Merger") or a reverse stock split of the Common Stock (the "Stock Split") pursuant to which each share of Common Stock which is not tendered in the VS&A Tender Offer (other than the shares held by the VS&A Subsidiary and the Fir Tree Stockholders and any shares held by T/SF stockholders exercising appraisal rights) will be converted into the right to receive the VS&A Offer Price for each such share. Concurrently with the execution of the VS&A Stock Purchase Agreement, each VS&A Reporting Person (or an affiliate or affiliates of such VS&A Reporting Person) entered into a separate Stockholder Agreement (a "VS&A Stockholder Agreement") with VS&A and the VS&A Subsidiary, copies of which are attached hereto as Exhibits A through K and are incorporated herein by this reference.

                                 SCHEDULE 13D

CUSIP No. 872857107                                                    PAGE 16

     Pursuant to the VS&A Stock Purchase Agreement, it is anticipated that, if the VS&A Tender Offer and the Merger or Stock Split are consummated, all of the Common Stock will be held by the VS&A Subsidiary and the Fir Tree Stockholders. In addition, it is anticipated that, if consummated, the VS&A Tender Offer followed by the Merger or Stock Split will result in: (i) the delisting of the Common Stock on the American Stock Exchange, (ii) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (iii) a change in the composition of the present board of directors of T/SF, and (iv) a change in the capitalization of T/SF.

     Pursuant to their respective VS&A Stockholder Agreements, each of the VS&A Reporting Persons (or one or more of their respective affiliates) has agreed, among other things, to: (i) tender all shares of Common Stock owned by such person pursuant to the VS&A Tender Offer; (ii) vote such shares against (a) any proposal concerning the acquisition of all or a substantial portion of the assets of T/SF or any capital stock of T/SF by anyone other than VS&A and its affiliates (an "Acquisition Proposal"), and (b) any action which would impede the transactions contemplated by the VS&A Stockholder Agreements or the VS&A Stock Purchase Agreement; provided, that, in either such case, such person will not be required to take such action to the extent that the taking of such action would violate a fiduciary duty owed by such person in any capacity; (iii) cease all participation in activities with respect to any Acquisition Proposal, except to the extent T/SF is permitted to participate in such activities pursuant to the VS&A Stock Purchase Agreement; (iv) not transfer any shares of Common Stock owned by such person; and (v) pay certain amounts to VS&A upon certain dispositions of such shares by such person in the event the VS&A Tender Offer is not consummated.

     The foregoing summary of the provisions of the VS&A Stockholder Agreements does not purport to be complete. Reference is made to the provisions of, and such summary is qualified in its entirety by reference to, the VS&A Stockholder Agreements, copies of which are attached hereto as Exhibits A though K.


                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                  --------------------------------------------

     Item 5 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The name, number of shares of Common Stock beneficially owned and percentage of all outstanding shares of Common Stock of each Reporting Person is as follows:


                                Number of   Percentage of
               Name             Shares (1)    Class (2)
               ----             ----------  -------------
Howard G. Barnett, Jr. (3)      710,968         20.7%

Robert E. Craine, Jr. (4)        94,853          2.8%

J. Gary Mourton  (5)             97,184          2.9%

Stuart P. Honeybone (6)          31,569          0.9%

Billie T. Barnett  (7)           26,602          0.8%

                                 SCHEDULE 13D

CUSIP No. 872857107                                                   Page 17

Howard G. Barnett, Sr.  (8)             52,510        1.6%

Florence Lloyd Jones Barnett  (9)      658,239       19.8%

Jenkin Lloyd Jones  (10)                32,109        1.0%

Jenkin Lloyd Jones Jr.  (11)           131,994        4.0%

David Lloyd Jones  (12)                 61,209        1.8%

Robert J. Swab  (13)                    71,246        2.1%

Martin A. Vaughan  (14)                 53,024        1.6%

  Total of all such persons          1,529,565       42.7%

____________________________

(1) Unless otherwise noted, each person has sole voting and dispositive power over the shares listed opposite his or her name. For the purposes of the table, shares of other members of the possible group have not been attributed to each member. Each person or member listed above (except the Former Reporting Persons) may be deemed to share voting power for all of the shares identified above which are subject to a VS&A Stockholder Agreement based on the provisions thereof regarding the voting of such shares. Unless otherwise noted, shares identified above are subject to a VS&A Stockholder Agreement. None of the shares issuable upon the exercise of vested options is subject to a VS&A Stockholder Agreement. It is anticipated that such options will be exchanged for cash following the closing of the VS&A Tender Offer. A total of 1,121,472 shares of Common Stock are subject to a VS&A Stockholder Agreement.

(2) Shares of Common Stock which were not outstanding but which could be acquired by a person upon exercise of any option or other right within the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. As of August 15, 1997, 3,331,646 shares of Common Stock were outstanding.

(3) Of the 710,968 shares of Common Stock beneficially owned by Mr. Barnett, 175,346 shares are beneficially owned directly for his own account (of which 12,462 shares are restricted until January 1998, except as to voting rights) and 189 shares are held by the T/SF Communications Corporation Savings and Retirement Plan (the "T/SF Retirement Plan") and allocated to Mr. Barnett's account. In addition, Mr. Barnett is the beneficial owner of
     (i) 416,139 shares of Common Stock owned by Florence Lloyd Jones Barnett (Mr. Barnett's mother) and Mr. Barnett, as Co-Trustees of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, and (ii) 2,510 shares of Common Stock owned by Howard G. Barnett (Mr. Barnett's father) and Mr. Barnett, as Co-Trustees of the Revocable Inter Vivos Trust of Howard G. Barnett. The ownership for Mr. Barnett includes 105,000 shares attributable to vested options under T/SF's 1994 Incentive Stock Plan and Incentive Stock Option Plan. Also, Mr. Barnett is the beneficial owner of 11,784 shares of Common Stock (excluding the 189 shares allocated to Mr. Barnett's account) owned by the T/SF Retirement Plan of which Mr. Barnett is the Trustee. Mr. Barnett

                                 SCHEDULE 13D
CUSIP No. 872857107                                                      Page 18

     has sole voting and dispositive power with respect to shares held by the T/SF Retirement Plan. The T/SF Retirement Plan is not a party to a VS&A Stockholder Agreement. The stock ownership of Mr. Barnett does not include shares held by his wife, Billie T. Barnett (26,602 shares). Mr. Barnett disclaims beneficial ownership of the shares held by his wife.

(4) Included in Mr. Craine's ownership are 4,820 shares which are restricted until 1998 except as to voting rights, 199 shares held by the T/SF Retirement Plan and allocated to Mr. Craine's account and 58,500 shares attributable to vested options held by Mr. Craine.

(5) Included in Mr. Mourton's ownership are 5,451 shares which are restricted until 1998 except as to voting rights, 206 shares held by the T/SF Retirement Plan and allocated to Mr. Mourton's account and 58,500 shares attributable to vested options held by Mr. Mourton.

(6) Included in Mr. Honeybone's ownership are 223 shares held by the T/SF Retirement Plan and allocated to Mr. Honeybone's account and 31,000 shares attributable to vested options held by Mr. Honeybone. Mr. Honeybone is not a party to a VS&A Stockholder Agreement.

(7) The stock ownership of Mrs. Barnett does not include shares beneficially owned by her husband, Howard G. Barnett, Jr. (see note (3) above). Mrs. Barnett disclaims beneficial ownership of the shares held by her husband.

(8) Of the 52,510 shares of Common Stock beneficially owned by Mr. Barnett, (i) 2,510 shares are owned by him and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Howard G. Barnett, which shares are also included in the beneficial ownership of Howard G. Barnett, Jr. (see note
     (3) above), and (ii) 50,000 shares are held by Mr. Barnett and Florence Lloyd Jones Barnett (his wife) as Trustees of the Florence L.J. and Howard
     G. Barnett Foundation, which shares are also included in the beneficial ownership of Florence Lloyd Jones Barnett (see note (9) below). Except for the shares held by such Foundation, Mr. Barnett's ownership does not include shares beneficially owned by his wife, Florence Lloyd Jones Barnett (see note (9) below). Mr. Barnett disclaims beneficial ownership of such shares.

(9)  Of the 658,239 shares of Common Stock beneficially owned by Mrs. Barnett,
     (i) 416,139 shares are owned by her and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, which shares are also included in the beneficial ownership of Howard G. Barnett, Jr. (see note (3) above), (ii) 192,100 shares are owned by Mrs. Barnett as Trustee of the Florence Lloyd Jones Barnett Charitable Remainder Unitrust, and (iii) 50,000 shares are owned by Mrs. Barnett and Howard G. Barnett (her husband) as Trustees of the Florence L.J. and Howard
     G. Barnett Foundation, which shares are also included in the beneficial ownership of Howard G. Barnett (see note (8) above). Except for the shares held by such Foundation, Mrs. Barnett's ownership does not include shares beneficially owned by her husband, Howard G. Barnett (see note (8) above). Mrs. Barnett disclaims beneficial ownership of such shares.

(10) Of the 32,109 shares of Common Stock beneficially owned by Mr. Jones, (i) 22,634 shares are owned by him and Jenkin Lloyd Jones Jr. (Mr. Jones' son) as Co-Trustees of the Jenkin Lloyd Jones Revocable Inter Vivos Trust, which shares are also included in the beneficial ownership

                                 SCHEDULE 13D
CUSIP NO.872857107                                                       PAGE 19

     of Jenkin Lloyd Jones Jr. (see note (11) below), and (ii) 9,475 shares are owned by him as Trustee of the Jenkin Lloyd Jones Foundation. Such Foundation is not a party to a VS&A Stockholder Agreement.

(11) The ownership shown for Jenkin Lloyd Jones Jr. is derived as follows: (i) 104,688 shares of Common Stock owned by Jenkin Lloyd Jones Jr. and Carol B. Jones (his wife), as Co-Trustees of the Revocable Inter Vivos Trust of Jenkin Lloyd Jones Jr., (ii) 4,641 shares owned by Carol B. Jones and Jenkin Lloyd Jones Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Carol B. Jones, (iii) 31 shares held by the T/SF Retirement Plan and allocated to Mr. Jones' account, and (iv) 22,634 shares owned by the Revocable Inter Vivos Trust of Jenkin Lloyd Jones, of which Jenkin Lloyd Jones and Jenkin Lloyd Jones Jr. are Co-Trustees, which shares are also included in the beneficial ownership of Jenkin Lloyd Jones (see note (10) above). The 4,641 shares owned by Carol B. Jones and Jenkin Lloyd Jones Jr., as Co-Trustees of the Revocable Inter Vivos Trust of Carol B. Jones are not subject to a VS&A Stockholder Agreement.

(12) Of the 61,209 shares of Common Stock beneficially owned by Mr. Jones, 2,194 shares are held by Mr. Jones as custodian for his daughter Alicia Lloyd Jones, and 2,194 shares are held by Mr. Jones as custodian for his daughter Melissa Lloyd Jones. The shares held by Mr. Jones as custodian are not subject to a VS&A Stockholder Agreement. The stock ownership of Mr. Jones does not include shares held by his wife, Martha Jones (4,641 shares). Mr. Jones disclaims beneficial ownership of the shares held by his wife.

(13) Mr. Swab is not a party to a VS&A Stockholder Agreement.

(14) Mr. Vaughan's stock holdings in the table include (i) 29,833 shares of Common Stock held by Midwest Resources, Inc., a private company of which Mr. Vaughan is president, and (ii) 3,639 shares of Common Stock held by Maverick Exploration, Inc., of which Mr. Vaughan owns 100 percent. The shares shown as owned by Mr. Vaughan exclude (i) 43,747 shares of Common Stock held by his wife, Nancy Swab Vaughan, directly, and (ii) 28,643 shares of Common Stock held by his wife as Co-Trustee of the Revocable Inter Vivos Trust of John T. Swab. Mr. Vaughan disclaims beneficial ownership in any such shares. The other trustee of the Revocable Inter Vivos Trust of John T. Swab is John Stephen Swab (son of Nancy Swab Vaughan). None of Mr. Vaughan, Midwest Resources, Inc. or Maverick Exploration, Inc. is a party to a VS&A Stockholder Agreement.


     There have been no transactions in T/SF's securities by any of the Reporting Persons since the date of the filing of the Initial Schedule 13D.

     As described in Item 2 above, the Former Reporting Persons can no longer be deemed to be members of a "group" because the Stockholders Agreement terminated effective August 12, 1997, and because none of them is a party to a VS&A Stockholder Agreement. Thus, the Former Reporting Persons may no longer be deemed to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

                                 SCHEDULE 13D

CUSIP No. 872857107                                                      Page 20


              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
             ------------------------------------------------------

     Item 6 of the Initial Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The information regarding the VS&A Stockholder Agreements and VS&A Stock Purchase Agreement set forth in Item 4 above is incorporated in this Item 6 by reference. As noted under Item 5 above, certain of the Reporting Persons hold restricted shares of Common Stock and have been granted options under T/SF's 1994 Incentive Stock Plan and Incentive Stock Option Plan.


                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

     The following exhibits are filed herewith:

     *         -  Reporting Persons and Related Person

     *         -  Joint Filing Agreement and Power of Attorney dated as of July
                  1, 1997, among Howard G. Barnett, Jr., Robert E. Craine, Jr.,
                  J. Gary Mourton, Stuart P. Honeybone, Billie T. Barnett, Howard G. Barnett, Sr., Florence Lloyd Jones Barnett, Jenkin Lloyd Jones, Jenkin Lloyd Jones Jr., David Lloyd Jones, Robert
                  J. Swab, and Martin A. Vaughan

     Exhibit A -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Jenkin Lloyd Jones Jr. and Carol B. Jones, Trustees UA July 3, 1985, Jenkin Lloyd Jones Jr. Revocable Inter Vivos Trust

     Exhibit B -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and J. Gary Mourton

     Exhibit C -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Robert
                  E. Craine, Jr.

     Exhibit D -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Howard
                  G. Barnett,Jr.

     Exhibit E -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Howard G.Barnett and Howard G. Barnett, Jr., Trustees UA June 22, 1976, FBO Howard G. Barnett Revocable Inter Vivos Trust

     Exhibit F -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Howard
                  G. Barnett, Jr.

                                 SCHEDULE 13D

CUSIP No. 872857107                                                     Page 21

                  and Florence Lloyd Jones Barnett, Trustees UA June 22, 1996, Florence Lloyd Jones Barnett Revocable Inter Vivos Trust

     Exhibit G -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Billie
                  T. Barnett

     Exhibit H -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Jenkin Lloyd Jones and Jenkin Lloyd Jones Jr., Trustee UA September 25, 1972, Jenkin Lloyd Jones Revocable Inter Vivos Trust

     Exhibit I -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and David Lloyd Jones

     Exhibit J -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Florence Lloyd Jones Barnett, Trustee UA March 18, 1996, Florence Lloyd Jones Barnett Charitable Remainder Unitrust

     Exhibit K -  Stockholder Agreement dated as of August 15, 1997, among VS&A
                  Communications Partners II, L.P., VS&A-T/SF, Inc. and Howard
                  G. Barnett and Florence Lloyd Jones Barnett, Trustees of the Florence L.J. and Howard G. Barnett Foundation

     *  Incorporated by reference to the Initial Schedule 13D.

                                  * * * *

                                 SCHEDULE 13D

CUSIP No. 872857107                                                     Page 22


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

     Dated:  August 19, 1997



Howard G. Barnett, Jr.*                 Florence Lloyd Jones Barnett*
---------------------------------       -------------------------------------
Howard G. Barnett, Jr.                  Florence Lloyd Jones Barnett


Robert E. Craine, Jr.*                  Jenkin Lloyd Jones*
---------------------------------       -------------------------------------
Robert E. Craine, Jr.                   Jenkin Lloyd Jones


/s/ J. Gary Mourton                     Jenkin Lloyd Jones Jr.*
---------------------------------       -------------------------------------
J. Gary Mourton                         Jenkin Lloyd Jones Jr.


Stuart P. Honeybone*                    David Lloyd Jones*
---------------------------------       -------------------------------------
Stuart P. Honeybone                     David Lloyd Jones


Billie T. Barnett*                      Robert J. Swab*
---------------------------------       -------------------------------------
Billie T. Barnett                       Robert J. Swab


Howard G. Barnett, Sr.*                 Martin A. Vaughan*
---------------------------------       -------------------------------------
Howard G. Barnett, Sr.                  Martin A. Vaughan

*By: /s/ J. Gary Mourton
     ----------------------------
       J. Gary Mourton
       Attorney-in-Fact